BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

July 26, 2019

VIA EDGAR

Christina DiAngelo Fettig

Karen Rossotto

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	TP Flexible Income Fund, Inc.

Pre-Effective Amendment No. 1 to

Registration Statement on Form N-2 (SEC File No. 333-230251)

Dear Ms. Fettig and Ms. Rossotto:

On behalf of TP Flexible Income Fund, Inc. (formerly known as Triton Pacific Investment Corporation, Inc.) (the “Company”), on July 26, 2019, we transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form N-2 (SEC File No. 333-230251) (the “Registration Statement”) for the registration of $300,000,000 in shares of the Company’s common stock, par value $0.001 per share. Amendment No. 1 amends the Registration Statement the Company filed with the SEC on March 13, 2019. Following the filing of such Registration Statement in March 2019, the Company (in its capacity as Triton Pacific Investment Corporation, Inc. (“TPIC”)) completed its merger with Pathway Capital Opportunity Fund, Inc. (“PWAY”) pursuant to which PWAY merged with and into TPIC (the “Merger”). Following the Merger, TPIC survived as the combined entity and was renamed as TP Flexible Income Fund, Inc.

The Registration Statement filed on March 13, 2019 was similar in all material respects to the Company’s Post-Effective Amendment No. 7 to its Registration Statement on Form N-2 (SEC File No. 333-206730) that was filed with the SEC on February 22, 2019 (“POS 8C #7”). The staff (“Staff”) of the SEC issued comments on POS 8C #7 and in response thereto the Company subsequently filed Post-Effective Amendment No. 8 to its Registration Statement on Form N-2 (SEC File No. 333-206730) with the SEC on April 18, 2019, which was declared effective on April 19, 2019 (“POS 8C #8”).

The Company is filing Amendment No. 1 in order to (i) address the comments the Company received from the Staff on POS 8C #7, (ii) reflect the closing of the Merger, (iii) update the Company’s financial information and (iv) provide additional disclosure regarding the Company and its operations since the filing of the Registration Statement on March 13, 2019.

To facilitate your review, we will deliver to you under separate cover a courtesy copy of Amendment No. 1 marked to show changes against the Company’s POS 8C #8.

If you have any questions concerning the foregoing, please call Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for TP Flexible Income Fund, Inc.